UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

May 31, 2013

To whom it may concern:

	Company Name:	Mizuho Financial Group, Inc.
	Representative:	Yasuhiro Sato
President & CEO
	Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
(Code Number: 8411 TSE • OSE 1st Sec.)

	Company Name:	Mizuho Bank, Ltd.
	Representative:	Takashi Tsukamoto
President & CEO
	Head Office:	1-1-5 Uchisaiwaicho
Chiyoda-ku, Tokyo

	Company Name:	Mizuho Corporate Bank, Ltd.
	Representative:	Yasuhiro Sato
President & CEO
	Head Office:	1-3-3 Marunouchi
Chiyoda-ku, Tokyo

Partial Change in Composition of Directors, Corporate Auditors and Executive Officers

after Merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd.

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”) announced on February 26, 2013, in the release titled “Signing of Merger Agreement between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., Change in Trade Name of Mizuho Corporate Bank, Ltd. and Determination of Representative Director after Merger”, that MHBK and MHCB determined that they will conduct a merger (the “Merger”), with effect on July 1, 2013 (the “Scheduled Date of the Merger”) whereby MHCB will be the surviving company in the absorption-type merger, and that MHBK and MHCB have signed a merger agreement. In addition, MHFG, MHBK and MHCB announced, in the release, that they have determined to change MHCB’s trade name to Mizuho Bank, Ltd. on the Scheduled Date of the Merger, on the condition that the Merger takes effect, and determined the composition of directors, corporate auditors and executive officers, including additional representative directors of MHCB, as of the Scheduled Date of the Merger, on the assumption that the resolution of MHCB’s general shareholders meeting and the resolution of MHCB’s board of directors will have been made and that filings will have been made to, and the permissions will have been obtained from, the relevant authorities in Japan and any foreign countries.

Today, MHFG, MHBK and MHCB hereby announce that they have determined to change, as stated in the Exhibit, a part of the composition of directors, corporate auditors and executive officers of MHCB (MHCB’s trade name will be changed to Mizuho Bank, Ltd. on the Scheduled Date of the Merger; hereinafter referred to as “New Mizuho Bank”) as of the Scheduled Date of the Merger which was announced in the release mentioned above, on the assumption that the Merger takes effect and the resolution of MHCB’s general shareholders meeting will have been made, among other things. There is no change in the representative directors and the directors of New Mizuho Bank as of the Scheduled Date of the Merger which were announced in the release titled “Determination of Representative Director, etc. of Mizuho Corporate Bank, Ltd. after Merger with Mizuho Bank, Ltd.” on February 8, 2013 as well as in the release mentioned above.

Contact Information Regarding This Matter Mizuho Financial Group, Inc. Corporate Communications, Public Relations Office Tel: 03-5224-2026

Exhibit

Directors, Corporate Auditors and Executive Officers of Mizuho Bank, Ltd.

(Effective as of July 1, 2013)

Title	Name	Areas of Responsibilities

Chairman	Mr. Takashi Tsukamoto

President & CEO (Representative Director)	Mr. Yasuhiro Sato

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Masaaki Kono	Deputy President (Western Japan (Kinki, Chugoku, and Shikoku regions))

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Toshitsugu Okabe	Deputy President (Personal Banking Unit and Retail Banking Unit) and Head of Internal Audit Group

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Yasuhiko Imaizumi	Deputy President (Corporate Banking Unit (Large Corporations), Corporate Banking Unit and Financial Institutions & Public Sector Business Unit)

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Nobuhide Hayashi	Deputy President (International Banking Unit)

Deputy President and Deputy President-Executive Officer (Representative Director)	Mr. Hirohisa Kashiwazaki	Head of Branch Banking Group

Managing Director and Managing Executive Officer	Mr. Yasumasa Nishi	Head of Markets Unit

Corporate Auditor (full-time)	Mr. Osamu Harada

Corporate Auditor (full-time)	Mr. Yuta Chiba

Corporate Auditor	Mr. Toshinari Iyoda

Corporate Auditor	Mr. Masami Ishizaka

Corporate Auditor	Mr. Isao Imai

Corporate Auditor	Mr. Toshiaki Hasegawa

Deputy President-Executive Officer	Mr. Hideyuki Takahashi	Head of Financial Control & Accounting Group

Deputy President-Executive Officer	Mr. Daisaku Abe	Head of IT & Systems Group and Head of Operations Group

Deputy President-Executive Officer	Mr. Yasunori Tsujita	Head of Human Resources Group

Title	Name	Areas of Responsibilities

Managing Executive Officer	Mr. Shinya Wako	Head of the Americas

Managing Executive Officer	Mr. Junichi Kato	Joint Head of Markets Unit

Managing Executive Officer	Mr. Harusato Nihei	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Atsushi Narikawa	Head of Europe, Middle East and Africa

Managing Executive Officer	Mr. Shiro Tomiyasu	Head of Credit Group

Managing Executive Officer	Mr. Kosuke Nakamura	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Hiroshi Suehiro	Head of Asia & Oceania excl. East Asia

Managing Executive Officer	Mr. Tadashi Kanki	Head of Strategic Planning Group

Managing Executive Officer	Mr. Masayuki Yonetani	Head of Corporate Banking Unit

Managing Executive Officer	Mr. Nobuyuki Fujii	Head of Corporate Banking Unit (Large Corporations)

Managing Executive Officer	Mr. Masayuki Hoshi	Head of Financial Institutions & Public Sector Business Unit and Head of Transaction Banking Unit

Managing Executive Officer	Mr. Tetsuhiko Saito	Head of Personal Banking Unit

Managing Executive Officer	Mr. Takeshi Watanabe	Joint Head of Credit Group

Managing Executive Officer	Mr. Masakane Koike	Head of Risk Management Group and Head of Compliance Group

Managing Executive Officer	Mr. Akira Sugano	Head of International Banking Unit and Head of Asset Management Unit

Managing Executive Officer	Mr. Shusaku Tsuhara	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Akihiro Hashimoto	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Kiyoshi Miyake	Head of East Asia

Managing Executive Officer	Mr. Tomoshige Jingu	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Satoshi Miyazaki	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Keiichiro Ogushi	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Seiichi Kondo	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Tatsufumi Sakai	Head of Investment Banking Unit and in charge of Business Collaboration Division (Securities & Trust Services)

Title	Name	Areas of Responsibilities

Managing Executive Officer	Mr. Tetsuo Iimori	Head of Retail Banking Unit

Managing Executive Officer	Mr. Daisuke Yamada	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Takeru Watanabe	Corporate Banking Branch Banking Group

Managing Executive Officer	Mr. Haruki Nakamura	Joint Head of IT & Systems Group and General Manager of IT & Systems Planning Division

Executive Officer	Mr. Hokuto Nakano	General Manager of Forex Division

Executive Officer	Mr. Tsutomu Nomura	General Manager of Credit Coordination Division

Executive Officer	Mr. Yukihisa Matsumoto	Corporate Banking Branch Banking Group

Executive Officer	Mr. Kazunori Hashimoto	General Manager of Tokyo Main Office and Tokyo Main Office Division No. 1

Executive Officer	Mr. Kentaro Akashi	General Manager of Hong Kong Corporate Banking Division No.1 and No. 2

Executive Officer	Mr. Amane Oshima	General Manager of International Treasury Division

Executive Officer	Mr. Andrew Dewing	General Manager of Americas Corporate Banking Division No. 2 and General Manager for International Banking Unit, Mizuho Bank (USA)

Executive Officer	Mr. Ryoichi Amino	General Manager for International Banking Unit, President of Mizuho Corporate Bank (China), Ltd.

Executive Officer	Mr. Kazuhiro Kawai	General Manager of Corporate Credit Division No. 1

Executive Officer	Mr. Mitsuo Ootani	General Manager of Compliance Division

Executive Officer	Mr. Hideaki Kuraishi	General Manager of Europe Structured Finance Division

Executive Officer	Mr. Takashi Saito	General Manager of Derivative Products Division

Executive Officer	Mr. Katsuyuki Mizuma	General Manager of Asia & Oceania Division

Executive Officer	Mr. Ryusuke Aya	General Manager of Risk Management Division

Executive Officer	Mr. Masahiro Miwa	General Manager of Corporate Banking Division No. 9

Executive Officer	Mr. Yuusei Matsubara	General Manager of Financial Institutions & Public Sector Business Coordination Division

Executive Officer	Mr. Junichi Shinbo	General Manager of Portfolio Management Division

Title	Name	Areas of Responsibilities

Executive Officer	Mr. Makoto Saito	General Manager of Branch Banking Division

Executive Officer	Mr. Yasuhisa Fujiki	General Manager of International Coordination Division

Executive Officer	Mr. Hikaru Shimomura	General Manager of Corporate Banking Division No. 2

Executive Officer	Mr. Takahisa Shirota	General Manager of Kyobashi Branch Division No. 2

Executive Officer	Mr. Ryousuke Joukou	General Manager of Executive Secretariat

Executive Officer	Mr. Akihiro Nakanishi	General Manager of Corporate Banking Division No. 8

Executive Officer	Mr. Kazuya Kobayashi	General Manager of Corporate Banking Division No. 13

Executive Officer	Mr. Souichi Hosoi	General Manager of Financial Planning Division

Executive Officer	Mr. Noritaka Takahashi	General Manager of Bangkok Branch

Executive Officer	Mr. Kouji Arita	General Manager of Operations Planning Division

Executive Officer	Mr. Takeshi Aono	General Manager of ALM Division

Executive Officer	Mr. Hiroshi Toyoda	General Manager of Corporate Banking Division No. 6

Executive Officer	Mr. Makoto Kimura	General Manager of Ginza Branch Division No. 2

Executive Officer	Mr. Akira Nakamura	General Manager of Corporate Banking Coordination Division (Large Corporations)

Executive Officer	Mr. Kouji Yonei	General Manager of IT & Systems Promotion Division

Executive Officer	Mr. Atsushi Sugao	General Manager of Corporate Banking Coordination Division

Executive Officer	Mr. Teiji Teramoto	General Manager of Investment Banking Coordination Division

Executive Officer	Mr. Yasuhiko Morikawa	General Manager of Financial Institutions Banking Division No. 1

Executive Officer	Mr. Kenji Tsujitsugu	General Manager of Fukuoka Corporate Banking Division

Executive Officer	Mr. Tsuyoshi Katayama	General Manager of Main Office Municipal Division No. 1

Executive Officer	Mr. Naonobu Sumida	General Manager of Securities Division

1.	The information underlined indicates the changes from the content of the announcement on February 26, 2013. In addition, Mr. Toyonori Takashima, who was included in the announcement on February 26, 2013 as the Executive Officer of New Mizuho Bank after the Merger, will retire from his current position as the Executive Officer of MHBK as of June 30, 2013, and will not assume the office of Executive Officer of New Mizuho Bank after the Merger. Therefore, he is not included in the composition of directors, corporate auditors and executive officers indicated above.

2.	The composition of directors, corporate auditors and executive officers indicated above is based on the assumption that the Merger will take effect, that a resolution of the general shareholders meeting and a resolution of the board of directors of MHCB (after the Merger, New Mizuho Bank) will have been made, and that filings will have been made to, and the permissions will have been obtained from, the relevant authorities in Japan and any foreign countries.

3.	Messrs. Isao Imai and Toshiaki Hasegawa are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law. Mr. Masami Ishizaka is a candidate for “outside corporate auditor” as provided for in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law.